UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We, NIO Inc., hereby announce that our 2022 annual general meeting of shareholders (the “AGM”), the class meeting of holders of Class C ordinary shares with a par value of US$0.00025 each (the “Class C Meeting”), and the class meeting of holders of Class A ordinary shares with a par value of US$0.00025 each (the “Class A Meeting”), were held in Shanghai on August 25, 2022, and all the proposed resolutions set out in the notice of AGM, the notice of Class C Meeting and the notice of Class A Meeting were duly passed at the respective meeting.

We made an announcement dated August 25, 2022 with The Stock Exchange of Hong Kong Limited in relation to the poll results of the 2022 AGM, the Class C Meeting and the Class A Meeting. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit 3.1—Thirteenth Amended and Restated Memorandum and Articles of Association

Exhibit 99.1—Announcement on The Stock Exchange of Hong Kong Limited Regarding Poll Results of the 2022 Annual General Meeting and Class Meetings, dated August 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: August 25, 2022